Filed Pursuant to Rule 433

Registration No. 333-222108-01

May 14, 2018

Pricing Term Sheet

Issuer:	Ameren Illinois Company
Expected Ratings (Moody’s/S&P)*:	A1 / A
Trade Date:	May 14, 2018
Settlement Date:	May 22, 2018 (T+6)
Issue:	3.80% First Mortgage Bonds due 2028
Principal Amount:	$430,000,000
Coupon (Interest Rate):	3.80% per annum
Maturity Date:	May 15, 2028
Benchmark Treasury:	2.875% due May 15, 2028
Benchmark Treasury Price:	99-00
Benchmark Treasury Yield:	2.991%
Spread to Benchmark Treasury:	+82 basis points
Re-offer Yield:	3.811%
Offering Price (Issue Price):	99.910% of the principal amount
Interest Payment Dates:	May 15 and November 15, commencing November 15, 2018
Optional Redemption:

Prior to February 15, 2028 (the “Par Call Date”), at any time at the greater of (1) 100% of the principal amount or (2) the sum of the present values of the remaining scheduled payments of principal and interest that would be payable on any First Mortgage Bonds to be redeemed if such First Mortgage Bonds matured on the Par Call Date discounted at the Adjusted Treasury Rate plus 15 basis points, in each case plus accrued and unpaid interest, and on or after the Par Call Date, at any time at 100% of the principal amount plus accrued and unpaid interest.

CUSIP / ISIN:	02361D AS9 / US02361DAS99
Joint Book-Running Managers:	J.P. Morgan Securities LLC
Morgan Stanley & Co. LLC
U.S. Bancorp Investments, Inc.
Wells Fargo Securities, LLC
SMBC Nikko Securities America, Inc.
Co-Managers:	Drexel Hamilton, LLC
MFR Securities, Inc.
Samuel A. Ramirez & Company, Inc.

The term “Adjusted Treasury Rate” has the meaning ascribed to that term in the Issuer’s Preliminary Prospectus Supplement, dated May 14, 2018.

* A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating.  The rating is subject to revision or withdrawal at any time by the assigning rating organization.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov.  Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at (212) 834-4533, Morgan Stanley & Co. LLC toll-free at (866) 718-1649, U.S. Bancorp Investments, Inc. toll-free at (877) 558-2607 or Wells Fargo Securities, LLC toll-free at (800) 645-3751.